UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Name Change of Subsidiary

Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (also referred to as 深圳安高盟金融科技服务有限公司 in China), a wholly owned subsidiary of AGM Gorup Holdings Inc., filed with the local Administration for Industry and Commerce to change its corporate name to Shenzhen AnGaoMeng Construction Development Co., Ltd. (also referred to as 深圳安高盟建设发展有限公司in China) (“Shenzhen AnGaoMeng”), effective May 27, 2019. Shenzhen AnGaoMeng also amended its registered business scopes, which includes construction engineering, municipal public works, architectural design and engineering, curtain wall design and engineering, protection facilities engineering, urban and road lighting engineering, steel structure engineering, soil and water conservation project, business consulting, computer software technology development, services, consulting and transfer, marketing planning, technology development of e-commerce platform.

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EXHIBIT INDEX

Exhibit No.	Description
3.1	List of Subsidiaries of the Registrant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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